

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

<u>Via E-mail</u>
Jeremy Gindro
Chief Executive Officer
Tomichi Creek Outfitters
68798 Highway 50
Sargents, CO 81248

> **Re: Tomichi Creek Outfitters**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 17, 2013**
> **File No. 333-190727**

Dear Mr. Gindro:

   We have reviewed your responses to the comments in our letter dated October 10, 2013 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 1. Please revise the summary to disclose that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have any plans to enter into a change of control or similar transaction.

<u>Table of Contents, page 3</u>

2. We note your response to our prior comment 5 and reissue. As it does not appear that any of the cross references in this section are accurate, please revise this entire table.

<u>Summary Information and Risk Factors, page 4</u>

3. We note your response to our prior comment 8 and reissue. It appears that you have not removed all non-substantiable statements or marketing language from the prospectus, as it still contains phrases such as: "memorable experiences which will keep them coming back," and "once in a lifetime experience." Please revise to eliminate these phrases along with all other non-substantiable statements here and elsewhere in the prospectus.

4. We note your response to our prior comment 9. In particular, we note the revised disclosure that "Mr. Gindro, has as a hobby during his hours off from his regular job has been guiding big game experiences for over 7 years." Please revise to explain his big

game guide experience in greater detail, including whether or not Mr. Gindro has ever been compensated for this work.

5. We note your response to our prior comment 10 regarding your initial marketing efforts. Please revise to provide an estimate of how many contacts from prior hunts you have in your database.

6. We note your response to our prior comment 11 and reissue in part. Please revise to disclose your monthly "burn rate" and how long your present capital will last at that rate, both here and in the liquidity section of your prospectus.

Risk Factors, page 8

We are a shell company and therefore investors should be aware, page 9

7. We note your response to our prior comment 3 and reissue in part. Please revise this risk factor to clarify that no resales may be made until one year from after you are no longer considered a shell company and have filed the equivalent of Form 10 information with the Commission. Please also revise the "Future Sales by Existing" section on page 41 to discuss the unavailability of Rule 144.

Terms of the Offering, page 15

8. The first sentence of this section is repeated in the second sentence, and the 8th, 9th, 10th, and 11th sentences are duplicated from the discussion on page 14. Please revise this section to remove any unnecessary repetition.

Business Overview, page 18

Product Development, page 19

9. It appears from your response to our prior comment 13 and the revised disclosure in your Use of Proceeds section that you intend to operate a business where the customer will provide all of their own equipment. Please revise this section to clarify what is meant by the phrases "[a]ll inclusive hunts include personalized service with cooked meals" and "all-inclusive hunt where personalized service would include transportation to the hunting site, fully cooked meals and accommodations located on or near the hunting site," as it appears that these services are not "all inclusive" based on the disclosure in the Use of Proceeds section. Please also reconcile your disclosure on page 13 that "[m]ost clients bring their own motor homes and some prefer to stay in local motels and cabins" with your assertion that you offer "fully guided hunts . . . which include camping in areas where the game is most plentiful." Furthermore, please explain why you believe clients would be willing to pay up to $10,000 for a service that requires them to supply their own gear.

<u>Need for any Government Approval of Products or Services, page 22</u>

10. We note your response to our prior comment 18 and reissue. Please revise to disclose whether your guides are currently in compliance with the license requirement.

<u>Directors, Executive Officers, Promoters and Control Persons, page 38</u>

11. We note your response to our prior comment 22 and reissue in part. Please provide an explanation for your deletion of the previous reference to Mr. Gindro's current employment with outfitter companies.

12. We note your response to our prior comment 23 and reissue. Please revise to include a clear statement regarding which specific experience, qualifications, attributes or skills led to the conclusion that Mr. Gindro should serve as a director.

13. We note that an individual named Jeremy Gindro is listed as the founder and registered agent of Green Tech Enterprises, a limited liability company formed in the state of Colorado in 2011. Please advise as to whether your president has any affiliation with Green Tech Enterprises. If so, revise the executive background section to discuss his experience with Green Tech.

<u>Transactions with Related Persons, Promoters, and Certain Control Persons, page 41</u>

14. We note your response to our prior comment 24 and reissue. Notably, Note 4 on page 31 discloses that "the advance is payable on demand and carries no interest." Please revise to reconcile with the statements that the company will not have to repay Mr. Gindro for any advances.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Harold P. Gewerter, Esq.
        Law Office of Harold P. Gewerter, Esq., Ltd.